Exhibit 99.1

Foresight CEO Letter to Shareholders

May 2, 2022

Dear Shareholders,

This past March, U.S. Secretary of Transportation Pete Buttigieg announced that the federal government would oversee “meaningful” development of regulations for autonomous and semi-autonomous vehicles over the next few years. I believe that this announcement reflects the significant technological and economic progress seen in the autonomous vehicle industry, as the business community and society alike recognize that these technologies will underpin the future of mobility. It is now a matter of when, not if, autonomous and semi-autonomous vehicles become the dominant form of transportation in developed countries throughout the world.

Foresight’s smart 3D multi-spectral stereo vision software solutions and Eye-Net Mobile’s cellular-based applications will play a vital role in the future of autonomous and semi-autonomous transportation — not only for automobiles, but also for trains and unmanned aerial vehicles. To become widely accepted by society, autonomous technology must demonstrate comprehensive and reliable safety for each vehicle’s operator, passengers, and those around it. Foresight’s in-line-of-sight 3D stereo vision systems and Eye-Net’s beyond-line-of-sight accident prevention systems facilitate safe operation for autonomous and semi-autonomous vehicles, promising a future in which accidents are a near-impossibility.

While the U.S. Department of Transportation turns its attention to autonomous vehicles, many of the world’s leading industries and corporations continue their evaluations of this complex technology. Foresight’s sales cycle, which is oriented around extensive proof-of-concept (POC) projects for leading automotive original equipment manufacturers (OEMs), demonstrates that autonomous vehicle design and manufacture require thorough study and careful deliberation. QuadSight®, our four-camera-based 3D stereo vision system, continues to meet the demanding requirements of our potential customers, and we remain confident that POC projects will soon lead to commercial agreements.

In the coming years, the transportation industry, along with other key verticals such as agriculture and defense, will begin mass production of autonomous and semi-autonomous vehicles. We believe that our QuadSight vision system will be a compelling option for these OEMs as they make final decisions on components for their first mass-market offerings. Foresight’s 3D multi-spectral vision solutions offer both superior performance and flexibility when compared with competing solutions, particularly as our visible-light and thermal infrared cameras can be mounted anywhere on a vehicle. DynamiCal™, our innovative automatic calibration solution, radically simplifies the process of integrating our stereo technology into new vehicle designs. Our customers recognize that our thermal infrared stereo cameras, provided by FLIR Systems (acquired by Teledyne Technologies [NYSE: TDY]), deliver seamless performance regardless of harsh weather and lighting conditions. We believe that this technology will prove to be essential for successful mass-produced autonomous and semi-autonomous vehicles.

Since my last letter to shareholders, in September 2021, Foresight has recorded several important milestones that demonstrate our progress and potential. Most notably, we completed a two-week series of technological demonstrations in the United States in October 2021, generating significant interest among 19 leading American and global vehicle manufacturers, Tier One suppliers and autonomous systems developers. We expanded our presence in the key market of China by establishing a subsidiary, Foresight Changzhou Automotive Ltd., and we announced a promising collaboration with a leading Japanese Tier One supplier of automotive stereo vision systems. Most recently, we announced an upcoming project with the Israel Defense Forces, via a leading Israeli defense integrator, for which we will develop a customized 3D perception solution to replace the use of LiDAR (light detection and ranging) in key defense-focused solutions.

We believe that the combination of Foresight’s technological advantages and the significant market potential for autonomous vehicles represents a tremendous economic opportunity for our stakeholders and investors. As we turn the corner from POC projects to commercial agreements, we expect to deliver significant sustainable value to our shareholders. We believe that Foresight is strongly positioned to become a technology pillar in the autonomous and semi-autonomous vehicle market.

I am grateful for your support of our company. We look forward to announcing new developments in the near future.

Sincerely,

Haim Siboni

CEO & Chairman, Foresight Autonomous Holdings

Forward-Looking Statements

This letter to shareholders contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this letter to shareholders when it discusses autonomous and semi-autonomous vehicles will become the dominant form of transportation in developed countries throughout the world, the potential of Foresight’s and Eye-Net Mobile’s solutions in the future of autonomous and semi-autonomous transportation, that the QuadSight vision system will be a compelling option for OEMs, that Foresight’s technology will prove to be essential for successful mass-produced autonomous and semi-autonomous vehicles, that Foresight’s POC projects will soon lead to commercial agreements, the belief that the combination of Foresight’s technological advantages and the significant market potential for autonomous vehicles represents a tremendous economic opportunity for its stakeholders and investors, and that Foresight is strongly positioned to become a technology pillar in the autonomous and semi-autonomous vehicle market. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this letter to shareholders. The forward-looking statements contained or implied in this letter to shareholders are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this letter to shareholders.

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